FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 West Stewart Avenue

Wausau, WI 54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2006

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

11

i

Report of Independent Registered Public Accounting Firm

Board of Trustees

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 27, 2007

Wausau, Wisconsin

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets

Receivables – Employer contributions	$ 185,239	$ 211,424
Investments	4,556,818	4,420,135

Net assets available for benefits	$ 4,742,057	$ 4,631,559

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Employer contributions	$ 305,288
Participant deferral contributions	401,006
Participant rollover contributions	92,682
Interest income:
Participant loans	1,736
Investment contracts	11,481
Net appreciation in fair value of investments	513,715

Total additions	1,325,908

Deductions:
Participant benefits and withdrawals	1,182,057
Administrative and maintenance fees	33,353

Total deductions	1,215,410

Net additions	110,498
Net assets available for benefits at beginning	4,631,559

Net assets available for benefits at end	$ 4,742,057

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all employees of Peoples State Bank (the “Bank”).  Employees become eligible to participate in the Plan on the first entry date (the first day of the quarter) following the completion of 1,000 hours of service or one year of service, provided they have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  The Bank currently matches 50% of the first 6% of compensation a participant contributes to the Plan.  Additionally, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Contributions are subject to certain limitations.

All investments in the participants’ accounts are participant directed.  The Plan currently offers six mutual funds, PSB Holdings, Inc. common stock, one stable value fund, and six asset allocation models as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and allocations of (a) the Bank’s discretionary profit sharing contribution and (b) plan earnings/losses.  Discretionary profit sharing allocations are based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always 100% vested in their salary deferral and rollover contributions.  Vesting in the employer match and profit sharing contributions is determined under a vesting schedule based on vesting years of service.  To earn a year of service, participants must be credited with at least 1,000 hours of service.  Participants are fully vested after being credited with six years of service.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Loan transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account.  Loans bear interest at a rate commensurate with the local prevailing rates as determined by the Plan trustee.  Interest rates on existing loans range from 6.00% to 9.25%.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time if the vested account balance exceeds $1,000.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions during 2006 of $11,892 were used to reduce Bank contributions.  Prior to 2006, forfeitures of Bank matching contributions were reallocated as if they were additional discretionary profit sharing contributions.  Forfeited Bank matching contributions during 2005 totaled $19,528.

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  Forfeited discretionary profit sharing contributions were $19,285 and $29,190 for the years ended December 31, 2006 and 2005, respectively.

Expenses of the Plan

Administrative expenses charged by the third-party administrator as well as investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s various mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses.  Investments in common/collective trusts are valued at fair value based on the market value of the underlying investments.  As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits presents the fair value of the MetLife Stable Value Fund and Delaware Stable Value Fund investment contracts which approximates the contract value.

Loans are valued at cost, which approximates fair value, and are deemed collectible.  Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risk and Uncertainties

The Plan invests in various mutual funds as well as PSB Holdings, Inc. common stock.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 3

Investments

The following represents a summary of the market value of investments at December 31, 2006 and 2005.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Market Value
	2006	2005
Investments at Fair Value as
Determined by Quoted Market Price

Common stock – PSB Holdings, Inc.	$ 110,564	$ 93,111

Registered investment companies:
American Funds Europacific Growth Fund	567,911	364,837
American Funds The Growth Fund of America, Inc.	584,370	544,444
Oppenheimer Small & Mid Cap Value Fund	553,526	831,937
Pimco Total Return Institutional Fund	842,501	721,450
Vanguard 500 Index Fund	787,609	783,477
Vanguard Windsor II Admiral Shares Fund	675,408	565,624
Other	19,373	1,254

Investments at Estimated Fair Value

Participant loans	65,019	11,974

Investments at Fair Value

Common collective trust with Delaware Management
Trust Company – Stable Value Trust A	223,029	369,658

Common collective trust with MetLife – Stable Value
Fund AST Version	127,508	132,369

Total investments	$ 4,556,818	$ 4,420,135

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Net
Change
Investments at Fair Value as	in Fair
Determined by Quoted Market Price	Value

Common stock – PSB Holdings, Inc.	$ (382)
Registered investment companies	514,097

Net appreciation in fair value	$ 513,715

Note 4

Guaranteed Investment Contract

In 2006 and 2005, the Plan maintained fully benefit-responsive investment contracts with Delaware Trust and MetLife.  Contributions are maintained in common/collective trust accounts.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Delaware Trust and MetLife.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  Contract value, as reported by Delaware Trust and MetLife, approximates fair market value and represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed for resetting on a daily basis under the Delaware Trust contract and quarterly under the MetLife contract.

The average yield and crediting interest rates on the Delaware Trust contract were 2.15% and 2.18%, respectively, for the year ended December 31, 2006.  The average yield and crediting interest rates on the MetLife contract were 5.27% and 4.64%, respectively, for the year ended December 31, 2006.  The average yield and crediting interest rates as of December 31, 2005 were not available for either contract.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5

Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2006	2005

Purchases of stock:
Number of shares	1,506	293
Value of shares on transaction dates	$ 47,135	$ 8,990
Average share price purchased	$ 31.29	$ 30.68

Sales of stock:
Number of shares	857	289
Value of shares on transaction dates	$ 27,300	$ 8,807
Average share price sold	$ 31.84	$ 30.47

At December 31, 2006 and 2005, the Plan held 3,655 and 3,006 shares of PSB Holdings, Inc. common stock, respectively.

Note 6

Tax-Exempt Status of the Plan

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an IRS notification letter dated August 26, 2002, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including	Cost	Current
	Lessor, or Similar Party	Maturity Date, Rate of Interest,		Value
		Collateral, Par, or Maturity Value

	Fiserv Trust	Fiserv Trust Money Market Account	**	$ 19,373
	American Funds	American Funds Europacific Growth Fund	**	567,911
	American Funds	American Funds The Growth Fund of America, Inc.	**	584,370
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund	**	553,526
	Pimco	Pimco Total Return Institutional Fund	**	842,501
	Vanguard	Vanguard 500 Index Fund	**	787,609
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	675,408
*	PSB Holdings, Inc.	PSB Holdings, Inc. common stock	**	110,564
	Delaware Management Trust Company	Delaware Stable Value Trust A	**	223,029
	MetLife	MetLife Stable Value Fund AST Version	**	127,508
	Participant Loans	Loans receivable - 6.00% to 9.25%	0	65,019

*

Party-in-interest to the Plan

** All investments are participant-directed; therefore, cost information may be omitted.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 28, 2007

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2006

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP